Exhibit 99.16

LETTER OF CONSENT

Marcus Binks, P.Eng.
Processing Manager
Fosterville Mine
Northgate Minerals Corporation

I consent to the inclusion in this annual report on Form 40-F of Northgate Minerals Corporation (the "Corporation") dated March 30, 2009 (including all exhibits, the "Annual Report") which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the CIL tailings retreatment information within the Reserve and Resource Statement as of Dec 31, 2008for the Fosterville Mine, in the Annual Report.

I also consent to the incorporation of the references to my name and the use of the Reserve and Resource Statement in the Annual Information Form of the Corporation, which are included in the Annual Report.

March 30, 2009
By: /s/ Marcus Binks Marcus Binks, P.Eng. Processing Manager, Fosterville Mine Northgate Minerals Corporation